DRAFT

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Gregory S. Rowland

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

February 7, 2012

Re:	Avenue Income Credit Strategies Fund Registration Statement on Form N-2 File Numbers 333-178838; 811-22485

Dominic Minore, Esq.

Kevin Rupert

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Dear Messrs. Minore and Rupert:

Thank you for the written comment letter from Mr. Minore dated February 1, 2012 and for the comments Mr. Rupert provided to Marianne Kim telephonically on February 3, 2012 as they relate to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) by Avenue Income Credit Strategies Fund (the “Fund”) on December 30, 2011 (the “Registration Statement”).  We have described the changes made to the Registration Statement in response to your comments or have otherwise provided explanations or supplementary information as requested below.  Where changes were necessary in response to your comments, they will be reflected in a Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, which will be filed via EDGAR.  To facilitate your review, a PDF version of a marked copy of the proposed Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, indicating all changes to Pre-Effective Amendment No. 1 from the Fund’s Registration Statement that was filed with the SEC on December 30, 2011, is being provided to you herewith.  Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Registration Statement

Comment 1	In your response letter, discuss the consideration that the Fund’s Board of Directors gave to the determinations and findings set forth in Release No. IC-9932.

Response 1	The Fund’s Board met on [ ](1) to consider the terms of the Offer, including the factors required by Release No. IC-9932, as modified and

(1)  [The Fund’s Board is expected to meet on February 10, 2012.  This response reflects what is expected to be considered by the Board and will be revised based on the actual considerations made by the Board at its meeting.]

DRAFT

superseded by Association of Publicly Traded Investment Funds, SEC No-Action Letter (Aug. 2, 1985) and SEC No-Action Letter (Feb. 11, 1993) (board must determine in good faith that the offering would result in a net benefit to all existing shareholders, including those who do not exercise their Rights in the offering). In particular, the Board took into account presentations by the Fund’s investment adviser and subadviser, as well as the dealer manager for the Offer (the “Dealer Manager”) designed to demonstrate that (i) the Offer was designed to fully protect shareholders’ preemptive rights and to be nondiscriminatory; (ii) management would use its best efforts to ensure an adequate trading market for shareholders who do not exercise their Rights by requesting that the Rights trade on the New York Stock Exchange (the “NYSE”) and by retaining the Dealer Manager for the Offer, a subscription agent for the Offer (the “Subscription Agent”) and an information agent for the Offer (the “Information Agent”), and (iii)  the ratio of the Offer does not exceed one new share for each three Rights.

The Board then determined in good faith that (i) the Offer could reasonably be expected to result in a net benefit to existing shareholders, including those who choose not to exercise their Rights (i.e., that non-exercising shareholders would be compensated in some manner for their dilution) by considering factors 1 through 7 listed below, among others, and (ii) that the Offer was in the best interests of the Fund and its shareholders. In making these determinations, the Board considered a number of factors, including among other things:

1.	the size of any current and proposed discount;

2.	the extent of any dilution;

3.	the basis of the Offer (i.e., the number of Rights needed to purchase one share);

4.	the size of the Offer in relation to the number of shares outstanding;

5.	the use to be made of the proceeds from the Offer (including the specific intended use for the proceeds) and the projected return to shareholders therefrom;

6.	whether a market will exist for any transferable Rights;

7.	the compensation to the Dealer Manager;

8.	how the terms for the Offer will be determined, such as the subscription price;

9.	whether the Rights should be transferable or non-transferable;

10.	that transferable rights may introduce new investors to the Fund, thereby broadening the Fund’s shareholder base;

11.	whether the use of underwriters or agents is beneficial; and

DRAFT

	12.	alternative means to raise assets, including:

		•	follow-on offerings of common shares;

		•	issuance of preferred stock or a notes program; and

		•	bank borrowings.

In considering the above, the Board discussed various considerations, including potential benefits and costs of the Offer to shareholders, including (i) possible increased investment opportunities without having to dispose of current attractive holdings; (ii) increased assets, which could result in modestly lower expense ratios over time; (iii) possible increased liquidity through a larger number of shares outstanding; (iv) the opportunity the Offer represents for current shareholders to buy shares at a discount to net asset value or market price, or, in many cases, both; (v) the costs of the Offer, including fees paid to the Dealer Manager; (vi) dilution of shareholders’ interests; and (vii) possible negative effect on share price.

Based on the above, the Board then concluded that (i) the Offer could reasonably be expected to result in a net benefit to existing shareholders, including those who choose not to exercise their Rights and (ii) the Offer was in the best interests of the Fund and its shareholders.

Comment 2	In your response letter, describe the Fund’s plans regarding registering rights under the Securities Exchange Act of 1934.

Response 2	The Fund does not intend to register the rights under the Securities Exchange Act of 1934, as amended, in reliance on Rule 12a-4 thereunder.

Prospectus

Cover Page

Comment 3	Since the Rights are transferrable, it appears that the prospectus cover page should highlight information about the Fund’s principal investments, strategies, policies and risks.

Response 3	The Fund has highlighted information about the Fund’s principal investments, strategies, policies and risks on the prospectus cover page.

Comment 4	In your response letter, confirm that the Rights Offer will entitle the Fund’s record date Common Shareholders to purchase one new Common Share for a maximum of every three Rights held.

DRAFT

Response 4	The Fund confirms that the Offer will entitle the Fund’s record date Common Shareholders to purchase one new Common Share for a maximum of every three Rights held.(2)

Comment 5	Expand the seventh paragraph to provide an estimate of the per share and total dilution as of a recent date and assuming full exercise of the Rights being offered.

Response 5

The Fund has expanded the seventh paragraph to provide an estimate of the per share and total dilution as of a recent date and assuming full exercise of the Rights being offered by adding the following to the seventh paragraph:

“However, assuming full exercise of the Rights being offered at the Subscription Price, and assuming that the Expiration Date were [February 2, 2012], it is estimated that the per share and total dilution resulting from the Offer, [as of February 2, 2012], would be $[0.64] and $[6,246,506], respectively.”

Pricing Table

Comment 6

Provide footnote disclosure that identifies the estimated total and per share dollar amount of the fees and expenses that are described in footnotes (2) and (3), as well as any other fees and expenses of the Offer that the Fund’s Common Shareholders will bear directly or indirectly. In this regard, also disclose the estimated per share and total dollar amount of proceeds to the Fund after deduction of such fees and expenses.

Response 6

In connection with this filing, the footnote disclosure has been revised to identify the estimated total and per share dollar amount of the fees and expenses that were described in footnotes (2) and (3), as well as any other fees and expenses of the Offer that the Fund’s Common Shareholders will bear directly or indirectly. The footnote disclosure has also been revised to disclose the estimated per share and total dollar amount of proceeds to the Fund after deduction of such fees and expenses.

Comment 7a	In your response letter, confirm that all payments for structuring fees, additional compensation, or solicitation incentives will not extend beyond the Fund’s initial Offer period.

Response 7a

The Fund confirms that all payments for services in connection with the Offer are one-time fees that will be paid at or shortly after the consummation of the Offer. With respect to the Dealer Manager, such fees are payable on each date on which the Fund issues Common Shares after the Expiration Date, and with respect to a Selling Group Member or Soliciting Dealer, such fees are payable on or before the tenth business day following the day the Fund issues Common Shares after the Expiration Date.

(2)  [Note that the precise thresholds of the Offer are still being analyzed by the Dealer Manager and the Board has not yet approved the final terms of the Offer.]

DRAFT

Comment 7b

Please disclose in the prospectus, under the “Distribution Arrangements” section, the services provided under the Dealer Manager Agreement and any other agreement and how they will differ from those services provided by the Adviser. Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund’s registration statement.

Response 7b	The Fund has revised the prospectus disclosure in the “Distribution Arrangements” section as follows (new language is in italics):

“[    ] will act as Dealer Manager for the Offer. Under the terms and subject to the conditions contained in the Dealer Manager Agreement, the Dealer Manager will provide financial structuring and solicitation services in connection with the Offer and will solicit the exercise of Rights and participation in the Over-Subscription Privilege.  The Offer is not contingent upon any number of Rights being exercised.  The Dealer Manager will also be responsible for forming and managing a group of selling broker-dealers (each a “Selling Group Member” and collectively the “Selling Group Members”), whereby each Selling Group Member will enter into a Selling Group Agreement with the Dealer Manager to solicit the exercise of Rights and to sell Common Shares purchased by the Selling Group Member from the Dealer Manager. In addition, the Dealer Manager will enter into a Soliciting Dealer Agreement with other soliciting broker-dealers (each a “Soliciting Dealer” and collectively the “Soliciting Dealers”) to solicit the exercise of Rights. See “Compensation to Dealer Manager” for a discussion of fees and other compensation to be paid to the Dealer Manager, Selling Group Members and Soliciting Dealers in connection with the Offer. The services provided by the Dealer Manager differ from those provided by the Adviser in that the Adviser acts as the investment adviser for the Fund and manages the investment and reinvestment of the Fund’s assets in accordance with the Fund’s investment objectives and policies and limitations, and generally manages the day-to-day business and affairs of the Fund. The Adviser has not been retained by the Fund to manage a rights offering; instead, given the complexities of the transaction, the Fund believes that the retention of the Dealer Manager will be beneficial. See “Management of the Fund—Advisory Agreement” for a more complete description of the Advisory Agreement.

The Fund and the Avenue Managers have agreed to indemnify the Dealer Manager or contribute to losses arising out of certain liabilities, including liabilities under the 1933 Act.  The Dealer Manager Agreement also provides that the Dealer Manager will not be subject to any liability to the Fund in rendering the services contemplated by the Dealer Manager Agreement except for any act of willful misfeasance, bad faith or gross negligence of the Dealer Manager in the performance of its duties or reckless disregard by the Dealer Manager of its obligations and duties under the Dealer Manager Agreement.

Prior to the expiration of the Offer, the Dealer Manager may independently offer for sale Common Shares, including Common Shares acquired through purchasing and exercising the Rights, all at prices that may be different from the market price for such Common Shares or from the price to be received by the

DRAFT

Fund upon the exercise of Rights.  The Dealer Manager is authorized to buy and exercise Rights (for delivery of Common Shares prior to the expiration of the Offer), including unexercised Rights of Record Date Common Shareholders whose record addresses are outside the United States held by the Subscription Agent for which no instructions are received, and to sell Common Shares to the public or to Selling Group Members at the offering price set by the Dealer Manager from time to time. In addition, the Dealer Manager has the exclusive right to sell any Rights received by the Subscription Agent for resale from Record Date Common Shareholders, and the Dealer Manager may purchase such Rights as principal or act as agent for the resale of such Rights.”

The form of Dealer Management Agreement has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, and the form of Selling Group Agreement and Soliciting Dealer Agreement are included as exhibits to the form of Dealer Manager Agreement.

Comment 8	The amount of the sales load should be expressed as an amount that is either fixed or determined according to a formula and not merely estimated.

Response 8	The disclosure regarding the amount of the sales load has been revised as requested.

Comment 9

In your response letter, explain why it is appropriate to characterize the “sales load” as such. In this regard, explain the basis for the imposition of a sales load on the subscription price and describe the sales effort involved with a rights offering.

Response 9

“Sales load” is defined in Section 2(a)(35) of the Investment Company Act of 1940, as amended (the “1940 Act”), as “the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the issuer . . . less any portion of such difference deducted for trustee’s or custodian’s fees, insurance premiums, issues taxes, or administrative expenses or fees which are not properly chargeable to sales or promotional activities.”  Instruction 2 to Item 1.g of Form N-2 references Section 2(a)(35) of the 1940 Act.  In addition, the Instruction notes that sales load includes “the portion of the sales load that consists of underwriting discounts and commissions,” referencing the definition of “commission” found in paragraph 17 of Schedule A of the Securities Act of 1933, as amended (the “1933 Act”).  Paragraph 17 of Schedule A defines “commission” as including “all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made, in connection with the sale of such security.”

The Fund believes that, in connection with the Offer, the 3.75% fee that the Dealer Manager will receive is a “commission” for purposes of the 1933 Act, as an item of “value” to be paid to the Dealer Manager “in connection with the sale” of the Rights and Common Shares of the Fund.  In particular, the Dealer Manager, pursuant to the Dealer Manager Agreement, will solicit the exercise of Rights and participation in the Over-Subscription Privilege and will be responsible for forming and managing a group of selling broker-dealers, the Selling Group

DRAFT

Members, who will each enter into a Selling Group Agreement with the Dealer Manager to solicit the exercise of Rights and to sell Common Shares purchased by the Selling Group Member from the Dealer Manager.  The Dealer Manager will also enter into a Soliciting Dealer Agreement with other soliciting broker-dealers, the Soliciting Dealers, who will solicit the exercise of Rights.

The 3.75% sales load that the Dealer Manager will receive in connection with the Offer will compensate the Dealer Manager for these sales efforts, as well as its financial structuring and solicitation services. Accordingly, the 3.75% fee payable to the Dealer Manager is a “sales load” for purposes of Form N-2 and Section 2(a)(35) of the 1940 Act.

Comment 10	Expand footnote (3) to indicate that both the sales load and the offering expenses paid by the Fund will immediately reduce the net asset value of each investor’s shares.

Response 10	The Fund has expanded footnote (3) to indicate that both the sales load and the offering expenses paid by the Fund will immediately reduce the net asset value of each investor’s Common Shares.

Prospectus Summary

Comment 11

Delete the phrase “or incorporated by reference” from the first sentence. For purposes of clarification, in the second sentence, replace the word “It” with the phrase “This prospectus summary.” In the third sentence, replace the word “document” with the word “prospectus.”

Response 11	The requested changes and deletions have been made.

Purpose of the Offer

Comment 12

Expand the discussion to highlight the potential impact of the dilution to investors in this offering. In this regard, provide a dilution tabular presentation that shows the dilution to NAV resulting from the rights offering, assuming full exercise of the rights being offered, the expected subscription price and a NAV and market price as of a recent date.

Response 12	The Fund has expanded the discussion to highlight the potential impact of the dilution to investors in this Offer by adding the following:

“Upon completion of the Offer, Common Shareholders who do not fully exercise their Rights will own a smaller proportional interest in the Fund than they owned prior to the Offer. The completion of the Offer will result in immediate voting dilution for such Common Shareholders. Further, both the sales load and the expenses associated with the Offer paid by the Fund will immediately reduce the net asset value of each Common Shareholder’s Common Shares. In addition, if the Subscription Price is less than the NAV as of the Expiration Date, the completion of the Offer will result in an immediate dilution of NAV for all Common Shareholders (i.e., will cause the NAV of the Fund to decrease) and may have the effect of reducing the market price of the Fund’s Common Shares. It is

DRAFT

expected that the existing Common Shareholders will experience immediate dilution even if they fully exercise their Rights. Such dilution is not currently determinable because it is not known how many Common Shares will be subscribed for, what the NAV or market price of our Common Shares will be on the Expiration Date or what the subscription price per Common Share will be. However, assuming full exercise of the Rights being offered at the Subscription Price, and assuming that the Expiration Date were [February 2, 2012], it is estimated that the per share and total dilution resulting from the Offer, [as of February 2, 2012], would be $[0.64] and $[6,246,506], respectively. Any such dilution will disproportionately affect nonexercising Common Shareholders. If the Subscription Price is substantially less than the current NAV, this dilution could be substantial. See “The Offer—Dilution and Effect of Non-Participation in the Offer.” Any future rights offerings in which the Subscription Price is less than the NAV will result in an immediate dilution of NAV for all Common Shareholders.”

In addition, the following dilution tabular presentation showing the requested information has been added:(3)

Example of Dilution to NAV Resulting from the Offer

Net asset value per Common Share (as of [2/2/12])	$	[17.68	]
Total net assets (as of [2/2/12])	$	[129,946,893	]
Reduction in current net assets per Common Share resulting from the Offer(1)	$	[0.64	]
Percentage Reduction in current net assets per Common Share resulting from the Offer(1)	[3.6		]%
Reduction in total current net asset value resulting from the Offer(1)	$	[6,246,506	]
Percentage Reduction in total current net asset value resulting from the Offer(1)	[4.8		]%

(1) Assumes full exercise of the Rights being offered, that the Expiration Date were [February 2, 2012], that all of the Common Shares are sold at the estimated Subscription Price of $[15.89] and deducts all expenses related to the issuance of the Common Shares in the Offer. The Fund, not investors, pays the sales load, which is thus ultimately borne by all Common Shareholders.

There can be no assurance that the dilution will be limited to the amounts shown in the table above.  The final amounts of such dilution may be greater than those estimated due to many factors, including the Fund’s market price and NAV at the time of completion of the Offer and the level of participation in the Offer.

The percentage increase in Common Shares outstanding that will occur if all the Rights are exercised is 33 1/3%.

All of the costs of the Offer will be borne by the Fund’s Common Shareholders.

Comment 13	Disclose, if true, that current shareholders will experience dilution even when they fully exercise their Rights.

(3)  [Please note that these numbers will not be finalized until the Board approves the terms of the Offer, which is expected to occur on February 10, 2012.]

DRAFT

Response 13

The requested disclosure has been added as indicated in Response 12 above and has also been added to the “As a result of this Offer, it is anticipated that even if you fully exercise your Rights you should expect to incur immediate economic dilution and, if you do not exercise all of your Rights, you will incur voting dilution” risk factor in the Prospectus Summary, “The Offer—Dilution and Effect of Non-Participation in the Offer” section of the Prospectus and the “Risk Factors—Risks Relating to the Offer—Dilution Risk” section of the Prospectus.

Comment 14	In your response letter, provide all of the information, except the Record Date, that was omitted from the first paragraph.

Response 14

All of the information that was omitted from the first paragraph under “Prospectus Summary—The Offer at a Glance—Important Terms of the Offer” has been added to this section of the prospectus summary, which now states:

“The Fund is issuing to Common Shareholders of record at the close of business on [February 24], 2012 (the “Record Date”) one transferable Right for each whole Common Share held. Each Common Shareholder on the Record Date that continues to hold Rights and each other holder of the Rights is entitled to subscribe for one Common Share for every [three] Rights held (1 for 3). The Fund will not issue fractional shares of its Common Shares upon the exercise of Rights; accordingly, Rights may be exercised only in multiples of [three], except that any Record Date Common Shareholder who is issued fewer than [three] Rights will be able to subscribe for one Common Share. Record Date Common Shareholders who hold two or more accounts may not combine their fractional interests across accounts. Rights are evidenced by subscription certificates that will be mailed to Record Date Common Shareholders, except as described under “The Offer—Foreign Common Shareholders.” We refer to a Rights holder’s right to acquire during the subscription period at the Subscription Price one additional Common Share for every [three] Rights held (or in the case of any Record Date Common Shareholder who is issued fewer than [three] Rights, the right to acquire one Common Share), as the “Primary Subscription.”

Comment 15	Disclose the percentage increase in Common Shares outstanding that will occur if all the Rights are exercised.

Response 15	The requested disclosure has been added as follows:

“The percentage increase in Common Shares outstanding that will occur if all the Rights are exercised is 33 1/3%.”

Comment 16	Clarify that all of the costs of the Offer will be borne by the Fund’s Common Shareholders.

DRAFT

Response 16

The Fund has made the requested clarification in the “Prospectus Summary—The Offer at a Glance—Purpose of the Offer,” “—Distribution Arrangements,” “The Offer—Subscription Price” and “—Distribution Arrangements” sections of the Prospectus.

Portfolio Construction Guidelines

Comment 17	Disclose the Fund’s definition of “Managed Assets.”

Response 17	The Fund has disclosed the definition of “Managed Assets” in “Portfolio Construction Guidelines.”

Comment 18

Clarify whether the Fund believes that the investments described in the last sentence of the first paragraph are those that qualify toward meeting the Fund’s 80% asset test. If the Fund believes that they qualify as such, also explain in your response letter the basis for the Fund’s belief.

Response 18

The Fund believes that the investments described in the last sentence of the first paragraph — i.e., structured products, swaps and other derivative instruments that provide short exposure to credit obligations — qualify toward meeting the Fund’s 80% asset test, because such instruments represent an investment position with respect to the value of credit obligations and thus are entirely appropriate for a “credit strategies” fund. We note that the inclusion of such instruments in the Fund’s 80% test was fully disclosed in connection with the Fund’s initial public offering and is fully disclosed in the current prospectus relating to the Offer.

Investment Philosophy

Comment 19	Provide brief plain English definitions of “LIBOR,” “basis points,” “current U.S. Treasury,” “EURIBOR,” “Sterling LIBOR,” “Bundesobligationen,” “Bundessch-at-zanweisungen,” and “UK Gilt.”

Response 19

In connection with this filing, the brief plain English definitions of the requested terms have been disclosed by the Fund in the “Prospectus Summary— Investment Philosophy” and “Investment Objectives and Principal Investment Strategy—Investment Philosophy” sections of the Registration Statement as follows:

“LIBOR” is an acronym for “London Interbank Offered Rate” and refers to the average interest rate that leading banks in London charge when lending to other banks. A “basis point” is a unit equal to 1/100th of a percentage point or 0.0001. “Current U.S. Treasury” refers to the U.S. Treasury obligation closest in maturity to an evaluated asset in question. “EURIBOR” is an acronym for “Euro-area InterBank Offered Rate” and refers to the average interest rate that leading banks in the euro-area charge when lending on an unsecured basis to other banks in euros, in the euro-area. “Sterling LIBOR” or LIBOR-BBA is an acronym for “London InterBank Offered Rate-British Bankers Association” and refers to the average interest rate that leading banks charge when lending on an unsecured basis to other banks in British Pounds Sterling. “Bundesobligation (Bobl)” is a five year bond issued by the German government. “Bundesschatzanweisungen

DRAFT

(Schätzel)” is a two year note issued by the German government. “UK Gilt” refers to the UK government securities issued by the UK Debt Management Office on behalf of HM Treasury closest in maturity to an evaluated asset in question.

Leverage

Comment 20	File the Credit Facility as an exhibit to the registration statement.

Response 20	The Fund’s Credit Agreement has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

Comment 21	Disclose that the Fund’s Credit Facility expires March 9, 2012. In this regard, update the status of the Fund’s plans either to extend the maturity or otherwise replace its existing Credit Facility.

Response 21	The Fund has added the requested disclosure.

Comment 22	In your response letter, confirm that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund’s fundamental policies.

Response 22

No person from whom the Fund borrows will have a veto power or a vote in approving or changing any of the Fund’s fundamental policies. We note that under the Fund’s current Credit Facility, the Fund has agreed not to change its fundamental investment policies while the Credit Facility is in place and it would trigger an event of default for the Fund to do so. This contractual limitation regarding changes in the Fund’s fundamental investment policies does not provide the lender either a veto power or vote regarding such changes. In particular, the Fund’s Board and shareholders retain the right and ability to change the Fund’s fundamental investment policies; in order to do so without breaching its obligations under the Credit Facility, the Fund must simply first repay the amounts outstanding under, and then terminate, the Credit Facility, which the Fund is free to do at any time.(4)  We note that these limitations on changes to the Fund’s fundamental policies, along with the entire Credit Facility, were approved by the Fund’s board of trustees and the possibility of such limitations was disclosed to investors in the Fund’s initial public offering.

Contractual limitations of this type on a fund’s ability to change its fundamental policies are consistent with the 1940 Act and state law. Indeed, such provisions are common in agreements between registered funds and their lenders and other creditors. One reason that these types of provisions are so commonplace is that creditors make their lending and credit decisions based on, among other factors, the expected nature and risk of the fund borrower’s investments. If a creditor did not have some protection against a fund suddenly changing the nature of its

(4)  Further, the Fund does not believe that entering into a contractual agreement with a lender to limit changes to fundamental policies constitutes the issuance of a “voting security” to the lender.  In particular, a “voting security” is defined in Section 2(a)(42) of the 1940 Act as “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.”  Under the Fund’s Credit Facility, the lender has no right to vote for the election of trustees of the Fund and thus has not been issued a voting security.

DRAFT

investments — and thus exposing the creditor to risk that was not bargained for — a creditor’s credit analysis would be affected and it might, among other things, charge a fund a higher interest rate, which would not be beneficial to the fund or its shareholders. Prohibiting a fund from entering into contractual limitations regarding changes to its fundamental policies would deny the fund directors the ability, as fiduciaries, to decide that the benefits of such limitations (e.g., potentially lower interest rates and more access to credit) outweigh their burdens. A credit agreement that contains a provision limiting changes to a fund’s fundamental policies is no different than any other contractual obligation that funds undertake every day — it is simply an obligation that the fund has determined was better on balance to incur than not to incur.

For just a few examples of agreements that contain contractual provisions regarding changes in fundamental policies that are similar to those contained in the Fund’s Credit Facility, please see:

(1)

Credit Suisse High Yield Bond Fund, Credit Agreement, dated as of December 12, 2008 (covenant to comply with investment policies as in effect on effective date of agreement and event of default not to comply or to change investment policies) (filed on 8/4/2010 as Exhibit 99.K.3 to the fund’s registration statement on Form N-2);

(2)

Highland Credit Strategies Fund, Credit Agreement, dated as of February 2, 2011 (covenant not to change fundamental policies without prior written consent of lenders and event of default in the event of failure to comply) (filed on 3/23/2011 as Exhibit 99.K.8 to the fund’s registration statement on Form N-2);

(3)

Highland Credit Strategies Fund, Note Purchase Agreement, dated as April 16, 2010 (covenant to remain non-diversified, closed-end fund and not to change investment policy and event of default in the event of failure to comply)(5) (filed on 3/23/2011 as Exhibit 99.K.8 to the fund’s registration statement on Form N-2);

(4)

Highland Credit Strategies Fund, Credit Agreement, dated September 16, 2009 (covenant not to change fundamental policies and event of default in the event of failure to comply) (filed on 11/4/1999 as Exhibit 99.K.7 to the fund’s registration statement on Form N-2);

(5)

Kayne Anderson MLP Investment Company, Credit Agreement, dated as of June 26, 2009 (covenant to remain non-diversified, closed-end fund and not to change investment policies without consent of lenders and event of default in the event of failure to comply) (filed on 4/1/2011 as Exhibit 99.K.4 to the fund’s post effective amendment of its registration statement on Form N-2);

(6)	Kayne Anderson MLP Investment Company, Note Purchase Agreement, dated November 9, 2010 (covenant to remain non-diversified, closed-end

(5)  Note that, like a fund’s fundamental investment policies, changes to a fund’s classifications as non-diversified or closed-end are subject to shareholder voting requirements under Section 13(a) of the 1940 Act.

DRAFT

fund and not to change investment policy and event of default in the event of failure to comply) (filed on 4/1/2011 as Exhibit 99.K.12 to the fund’s post-effective amendment to its registration statement on Form N-2/A);

(7)

Kayne Anderson MLP Investment Company, Note Purchase Agreement, dated June 19, 2008 (covenant to remain non-diversified, closed-end fund and not to change investment policy and event of default in the event of failure to comply) (filed on 8/13/2008 as Exhibit 99.K.5 to the fund’s registration statement on Form N-2/A);

(8)

Prospect Street High Income Portfolio Inc, Amended and Restated Note Purchase Agreement, dated as of December 16, 1993 (covenant to remain a diversified fund and event of default in the event of failure to comply) (filed on 3/29/1996 as Exhibit 99.D.4 to the fund’s registration statement on Form N-2); and

(9)

Tortoise MLP Fund, Inc., Master Note Purchase Agreement, dated October 7, 2010 (covenant to remain a non-diversified, closed-end fund and not to change the general type of business of the fund and event of default in the event of failure to comply) (filed on 8/3/2011 as Exhibit 99.K.7 to the fund’s registration statement on Form N-2).

Comment 23

Disclose either (1) that the covenants or guidelines imposed by any credit facility that the Fund enters into will not significantly impede the Fund’s Adviser or Subadviser in managing the Fund’s portfolio in accordance with its investment objectives and policies or (2) how the covenants and guidelines may materially impact the Fund.

Response 23

The Fund respectfully directs the attention of the SEC staff to the disclosure already in the “Prospectus Summary—Leverage” section that states that “It is not anticipated that these covenants or portfolio requirements will significantly impede the Avenue Managers in managing the Fund’s portfolio in accordance with its investment objectives and policies.”

Comment 24	Clarify that any grant of a security interest in the Fund’s assets in connection with any borrowing by the Fund will be limited to one-third of the Fund’s total assets.

Response 24

It is possible that the terms of a bank credit facility, notes or other borrowing program could require the Fund to grant a security interest over all of its assets. The actual amount borrowed by the Fund would of course be limited by Section 18. In addition, the Fund grants a security interest over all of its assets pursuant to the terms of the current Credit Facility. Please see “Description of Capital Structure—Credit Facility/Commercial Paper Program/Notes” of the Prospectus.

Concentration Risk

Comment 25	Since the Fund does not have a policy to concentrate its investments in any particular industry, the heading of this section should be changed.

DRAFT

Response 25	The Fund has combined the “Concentration Risk” factor with the “Non-Diversification Risk” factor and deleted the “Concentration Risk” factor heading.

Fund Expenses

Comment 26

The headings for the columns “Annual expenses” and “As a Percentage of Net Assets Attributable to Shares” should be combined under the heading “Annual Expenses (as a percentage of net assets attributable to common shares).”

Response 26

The Fund has combined the headings for the columns “Annual expenses” and “As a Percentage of Net Assets Attributable to Shares” under the heading “Annual Expenses (as a percentage of net assets attributable to common shares).”

Comment 27

In your response letter, explain why the expense that is currently identified as a “Sales load” is not more properly characterized as an operating expense of the Fund. See Section 2(a)(35) of the Investment Company Act of 1940.

Response 27

The Fund references its response to Comment 9. As the Fund believes that the sales load is properly characterized as a “sales load” for purposes of Form N-2 and the 1940 Act, the Fund does not believe that it should be characterized as an operating expense of the Fund.

Comment 28	In footnote (3) clarify that the Fund has no intention to increase the amount of borrowings or issue preferred shares during the next twelve months.

Response 28

Footnote (3) has been clarified to provide that the Fund currently intends during the next twelve months (i) to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets and (ii) not to issue preferred shares.

Comment 29	Add the phrase “Less:” to the beginning of the “Expense reimbursement” line item.

Response 29	The Fund has added the phrase “Less:” to the beginning of the “Expense reimbursement” line item.

Comment 30a

Expand footnote (6) to indicate that if the Offer is not fully subscribed, or if the Fund increases the amount of money that it borrows, the amount of expenses borne by the Fund’s Common Shareholders will increase.

Response 30a

The Fund has expanded footnote (6) to indicate that if the Offer is not fully subscribed, or if the Fund increases the amount of money that it borrows, the amount of expenses borne by the Fund’s Common Shareholders will increase.

Comment 30b	In your response letter, provide support for the appropriateness of the assumption that the Offer will be fully subscribed.

DRAFT

Response 30b

The Fund believes that the assumption that the Offer will be fully subscribed is appropriate because the Fund will retain a dealer manager to assist the Fund in obtaining subscriptions. The Dealer Manager has provided the Fund with materials showing that the majority of the precedent rights offerings have been fully subscribed.

Comment 31	Expand footnote (7) to clarify that interest expenses is added back and included in the “Total annual expenses after expense reimbursement” line item.

Response 31	The Fund has expanded footnote (7) to clarify that interest expenses are included in the “Total annual expenses after expense reimbursement” line item.

Comment 32	In the last sentence to footnote (7), insert the phrase “when such amount repaid to the Adviser is included in the Fund’s total other expenses” after the phrase “to exceed 0.50%.”

Response 32	In connection with this filing, the Fund has inserted the requested phrase such that the former last sentence to footnote (7) now states the following:

“The Fund is required to repay any such reimbursement from the Adviser if, within three years of the reimbursement, the Fund could repay the Adviser without causing the Fund’s total other expenses (as a percentage of net assets attributable to Common Shares of the Fund) to exceed 0.50% for the fiscal year in which such repayment would occur when such amount repaid to the Adviser is included in the Fund’s total other expenses.”

Comment 33a

Note 4 to the financial statements included in the Fund’s annual report for FYE October 31, 2011, describes the existence of a contractual expense reimbursement agreement (the “Agreement”) that the Fund entered into with the Adviser. Disclose the commencement and expiration dates of that Agreement, and the amount that the Adviser has reimbursed the Fund as of a recent date.

Response 33a	The Fund has added the requested disclosure to footnote (7) of the expense table.

Comment 33b	Also file the Agreement, along with the December 8, 2011 extension agreement referred to in Note 4, as exhibits to the registration statement.

Response 33b

As exhibits to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, the Fund has filed the current expense reimbursement agreement and the agreement extending the terms of the current agreement through February 28, 2013.

Comment 34

The Fund’s annual report, as well as its current preliminary prospectus, discloses that the Fund is required to repay the Adviser, within three years of the reimbursement, any amounts reimbursed under the Agreement. Because the Fund is required to repay the Adviser, describe, in your

DRAFT

response letter, the Fund’s plans to record as a liability on its financial statements the amounts that are reimbursed from the Adviser.

Response 34

If the ratio of “Other expenses” to net assets attributable to Common Shares falls below 0.50% within three years after the reimbursement, the Fund will record a liability to the Adviser not to exceed the lesser of (i) the difference between the then-current “Other expenses” ratio of 0.50% and (ii) the dollar amount reimbursed. The ratio of “Other expenses” has not been below 0.50% to date and is not expected to be below 0.50% during the next three years even with the proceeds of the Offer, so no liability is currently required to be recorded.

Comment 35

We note the absence of the Acquired Fund Fees & Expenses line item from the Fund’s fee table. Please confirm to us in your response letter whether the Fund will make investments that trigger the need for applicable Acquired Fund Fees & Expenses disclosure or whether such expenses amount to less than one basis point and are, if applicable, included in “Other Expenses.”

Response 35

The Fund confirms that it does not intend to make investments that trigger the need for applicable Acquired Fund Fees & Expenses disclosure, and that any anticipated Acquired Fund Fees & Expenses are included in “Other Expenses.”

Comment 36	In your response letter, confirm that all applicable expenses associated with reverse repurchase agreements are reflected in the Fund’s fee table presentation.

Response 36	The Fund has not entered into any reverse repurchase agreements.

Comment 37

In your response letter, confirm that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Subadviser and the Dealer Manager are included in the prospectus fee table and expense example presentation.

Response 37

The Fund confirms that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser and the Subadviser (if any) and the Dealer Manager are included in the prospectus fee table and expense example presentation.

Comment 38

In your response letter, confirm that the types of leverage, as well as their associated expenses, assumed in footnotes (3) & (4) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

Response 38

The Fund confirms that the types of leverage, as well as their associated expenses, assumed in footnotes (3) & (4) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

DRAFT

Use of Leverage and Related Risks

Comment 39	In the second sentence of the second paragraph, state, if true, that during the next twelve months the Fund will not “issue preferred shares or notes to add leverage to its portfolio.”

Response 39	The Fund has revised the relevant disclosure to this paragraph to read:

“Although it has no current intention to do so in the next twelve months, the Fund may also determine to issue preferred shares or notes to add leverage to its portfolio.”

Distribution Arrangement

Comment 40	Please confirm to the staff whether FINRA has approved the terms of the Dealer Manager Agreement for the Fund’s Offer.

Response 40	FINRA is currently reviewing the terms of the Offer. The Offer will not commence until FINRA has approved the terms of the Dealer Manager Agreement.

Comment 41

Add a separately captioned “Additional Compensation to Dealer Manager” section to disclose the amount of the fees that will be paid under the various arrangements identified in this section, and clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of the services to be rendered and the compensation to be paid, as described in this section, as exhibits to the registration statement.

Response 41

The Fund has added a separately captioned section entitled, “Compensation to Dealer Manager,” to the Registration Statement immediately following the “Distribution Arrangements” section as follows (new language is in italics):

“The Fund has agreed to pay the Dealer Manager a fee for its financial structuring and solicitation services equal to 3.75% of the aggregate Subscription Price for Common Shares issued pursuant to the Offer. The Dealer Manager will reallow to Selling Group Members in the Selling Group to be formed and managed by the Dealer Manager selling fees equal to 2.50% of the Subscription Price for each Common Share issued pursuant to the Offer or the Over-Subscription Privilege as a result of their selling efforts.  In addition, the Dealer Manager will reallow to Soliciting Dealers that have executed and delivered a Soliciting Dealer Agreement and have solicited the exercise of Rights, solicitation fees equal to 0.50% of the Subscription Price for each Common Share issued pursuant to the exercise of Rights as a result of their soliciting efforts, subject to a maximum fee based on the number of Common Shares held by such Soliciting Dealer through DTC on the Record Date.  Fees will be paid to the broker-dealer designated on the applicable portion of the subscription certificates or, in the absence of such designation, to the Dealer Manager.

In addition, the Fund has agreed to pay the Dealer Manager an amount up to $100,000 as a partial reimbursement of its expenses incurred in connection with

DRAFT

the Offer. The fees described above are one-time fees payable on each date on which the Fund issues Common Shares after the Expiration Date with respect to the Dealer Manager, and on or before the tenth business day following the day the Fund issues Common Shares after the Expiration Date with respect to a Selling Group Member or Soliciting Dealer.  In connection with the financial structuring and solicitation services provided by the Dealer Manager, the Dealer Manager may realize profits or losses in addition to and independent of any fees described above.  No other fees will be payable by the Fund or the Avenue Managers to the Dealer Manager in connection with the Offer. All of the costs of the Offer will be borne by the Fund’s Common Shareholders.”

The form of Dealer Management Agreement has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, and the form of Selling Group Agreement and Soliciting Dealer Agreement are included as exhibits to the form of Dealer Manager Agreement.

Comment 42

Disclose the difference in the services to be provided under the various arrangements identified in this section and the services to be provided in respect of the sales load and offering expenses that the Fund and its Common Shareholders will pay in connection with the sale and distribution of the Fund’s Rights and Common Shares.

Response 42

The Dealer Manager is only providing the services and receiving compensation as set forth in the revised section “Distribution Arrangements.” The sales load is equal to the 3.75% fee paid by the Fund to the Dealer Manager for the services set forth in the Dealer Manager Agreement, which will be filed as an exhibit to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement. The expenses associated with the Offer include the up to $100,000 of expenses to be paid to the Dealer Manager by the Fund as a reimbursement of a portion of the expenses of the Dealer Manager incurred in connection with its activities under the Dealer Manager Agreement.

Additional Information

Comment 43

In the second paragraph, clarify that the material terms of any such contract or other document are nonetheless described in the prospectus. If necessary, provide additional disclosure to ensure that the material terms of each such contract or other document are so described.

Response 43	The Fund has added language to this section stating:

“To the extent they would be material to an investor’s decision to invest in the Offer, the terms of any such contract or other document are described in the prospectus.”

DRAFT

Part C

Item 25. Financial Statements and Exhibits

Comment 44

It appears that the Fund is attempting to incorporate by reference from its initial public offering the opinion of counsel as to the legality of the securities being registered, with counsel consenting to its use. Because this registration statement relates to a new offering by the Fund of its securities, please file a new opinion of counsel as to the legality of the securities being registered, along with the related consent of counsel.

Response 44

The Fund did not intend to incorporate by reference from its initial public offering the opinion of counsel as to the legality of the securities being registered. The Fund has filed a new opinion of counsel as to the legality of the securities being registered, along with the related consent of counsel, as exhibits to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

Comment 45

It appears that the powers of attorney incorporated by reference do not relate to a specific filing as required by Rule 483(b) of Regulation C under the Securities Act of l933. See Cooley Godward Castro Huddleson & Tatum (July 30, 1993). See also Allied Corporation (August 20, 1982).

Response 45	As exhibits to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, the Fund has filed updated powers of attorney that relate only to the Offer.

Signatures

Comment 46	Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed the Fund’s principal accounting officer or comptroller.

Response 46

The Fund acknowledges the signature requirements of Section 6(a). The Fund’s Registration Statement has been signed by at least a majority of its Board of Trustees and by the Fund’s president and chief executive officer and the Fund’s treasurer and chief financial officer. The Fund has neither a principal accounting officer nor a comptroller.

Accounting Comments

Comment A	Disclose the premium/discount history of the Fund, preferably via a monthly presentation.

Response A	The Fund has disclosed the monthly premium/discount history of the Fund in the “Description of Common Shares” section of the prospectus.

Comment B	The Expense Reimbursement Agreement refers to the exclusion of capitalized items. Provide an explanation of what these items would be.

Response B	Examples of such capitalized items are costs associated with acquiring or disposing of bank loans, portfolio transactions and investment-related costs such as commissions and stamp duties.

DRAFT

Comment C	File the Expense Reimbursement Agreement as an exhibit to the Registration Statement.

Response C

The Fund has filed the current Expense Reimbursement Agreement, as well as the agreement extending the terms of the current Expense Reimbursement Agreement through February 28, 2013, as exhibits to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

Comment D	Complete the fee table.

Response D	The Fund has completed the Fund Expenses table.

Comment E

The financial statements mention approximately $500,000 of potential recoupment. Disclose this fact in the Registration Statement as well as the fact that the Fund will not get any economies of scale until this is recovered by the Adviser.

Response E	The Fund has expanded the disclosure in note 7 to the Fund Expenses table with the following:

“During the Fund’s first fiscal year (period ending October 31, 2011), the Adviser reimbursed the Fund $502,176 and, during the current fiscal year (period ending October 31, 2012), the Adviser as of [January 31, 2012] has reimbursed the Fund $159,202.  Under the terms of such reimbursement agreement, if the Fund’s expense ratio declines sufficiently, the Fund is liable to the Adviser to repay such reimbursed amounts until (i) no later than October 31, 2014, in the case of amounts reimbursed during the first fiscal year and (ii) no later than January 31, 2015, in the case of amounts reimbursed during the current fiscal year, as of January 31, 2012.  Thus, until those amounts are repaid, the Fund and the Common Shareholders will not enjoy any benefit of any reduced expenses per Common Share that may result from the Offer.”

Comment F

Note 4 to the financial statements discusses the Agreement but the $500,000 figure is not discussed. When the Fund discusses the Agreement in the note, disclose the specific dollar amount and year that any reimbursement would no longer be recoupable. For example, if the Fund were operating for three years, three dollar amounts and three years should be disclosed.  Going forward, this should be included in note 4 to the financial statements but for purposes of the N-2, such information should be disclosed in the N-2.

Response F	The Fund will make the requested change in its financial statements going forward. In connection with this filing, the Fund has made the requested disclosure. Please see Response E above.

Thank you very much for your assistance with this matter.  Please do not hesitate to contact me (212-450-4930) or Marianne Kim (212-450-4720) if you have any questions.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland, Esq.